UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K	[X]	Form 10-Q
[ ]	Form 10-D	[ ]	Form N-SAR	[ ]	Form N-CSR

For the period ended March 28, 2014.

[ ]	Transition Report on Form 10-K.
[ ]	Transition Report on Form 20-F.
[ ]	Transition Report on Form 11-K.
[ ]	Transition Report on Form 10-Q.
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I — REGISTRANT INFORMATION

TWIN DISC, INCORPORATED
Full Name of Registrant

N/A
Former Name of Registrant

1328 Racine Street
Address of Principal Executive Offices (Street and Number)

Racine, WI 53403
City, State and Zip Code

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PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [   ]

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the course of closing the Company’s books for April 2014, the Company discovered certain accounting irregularities relating to the quarter ended March 28, 2014, involving an unknown number of employees at its Belgian subsidiary, Twin Disc International S.A. (“TWINSA”).  Specifically, certain TWINSA employees artificially inflated the number of hours worked on manufacturing certain products included in TWINSA’s inventory.  The value of those hours, which totaled $82,000 for the quarter ended March 28, 2014, was included in the value of the Company’s inventory in the results for the quarter that were reported by the Company in its Form 8-K filed on April 29, 2014.  This artificial inflation of hours and related inventory value resulted in an understatement to the Company’s cost of goods sold of $82,000 and an equivalent overstatement of shareholders’ equity, net income and inventory included in the Company’s earnings release for the third quarter of fiscal 2014 that was reported by the Company in its April 29, 2014 Form 8-K.  A correction of this item would result in a change in loss per share for the quarter ended March 28, 2014 from $0.03 as stated in the Company’s Form 8-K to $0.04, although earnings per share for the year to date period would remain the same as what was reported.

In the course of investigating the above issue, the Company also discovered that certain employees at its Belgian subsidiary may have manipulated inventory balances during certain prior periods, including fiscal year 2013.  Although the full scope of this manipulation is not known, the Company believes that certain TWINSA employees concealed approximately $50,000 of physical inventory and increased the value of other inventory in an equal amount, in order to make the physical inventory match the inventory as recorded in TWINSA’s records during June 2013.  Upon discovering this conduct, the Company immediately reported these actions to the Audit Committee of the Board of Directors and to PricewaterhouseCoopers LLP, the Company’s independent auditor.

The Company’s Audit Committee plans to begin an investigation into these matters to determine whether any adjustments will be required with respect to the Company’s previously issued financial statements, and whether there are any internal control implications.  The Audit Committee intends to retain third party experts to assist with this investigation, as deemed appropriate.

It is not presently known whether the investigation will discover any issues other than those described above. If no other issues are discovered, the Company believes that no material adjustments to the Company’s previously issued financial statements will be required as a result of these issues, and that the financial results for the quarter ended March 28, 2014 as disclosed in the Company’s Form 8-K filed on April 29, 2014, will be accurate in all material respects, subject to the $82,000 adjustments and $0.01 earnings per share difference described above.  The Company plans to file its quarterly report on Form 10-Q for the quarter ended March 28, 2014 as soon as possible after the completion of the investigation, but is unable to predict a specific date at this time due to the very early stage of the investigation.

Forward-Looking Statements

Some of the statements in this filing, including the statement that the Company believes that the resolution of the independent investigation will not require any material adjustments to its previously issued financial statements and that the Company believes that the financial results for the quarter ended March 28, 2014 as disclosed in its Form 8-K filed on April 29, 2014, are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  The words “anticipates,” “believes,” “intends,” “estimates,” and “expects,” or similar anticipatory expressions, usually identify forward-looking statements.  The results of the Audit Committee investigation described herein could cause actual results to differ materially from the forward-looking statements contained herein.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Christopher J. Eperjesy                              262                                                              638-4343
(Name)                                      (Area Code)                                               (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[ x ] Yes [   ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[   ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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TWIN DISC, INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 7, 2014	By:	/s/ JEFFREY S. KNUTSON
	Name:	Jeffrey S. Knutson
	Title:	Corporate Controller & Secretary